CORAL GOLD RESOURCES LTD.
Consolidated Balance Sheets
(Prepared by Management)
	July 31,	January 31,
	2005	2005
	$	$
(Unaudited)		(Audited	)
ASSETS

Current
Cash and cash equivalents	912,255	1,472,146
Advances receivable (note 6(b))	73,723	78,101
Marketable securities	57,359	57,359
Prepaid expenses	27,737	12,647
Share subscriptions receivable	-	11,945

	1,071,074	1,632,198

Investment securities	72,575	72,575
Loan receivable (note 6(e))	83,000	50,000
Equipment	4,100	4,543
Mineral properties (note 4)	8,758,066	8,472,255
Reclamation deposit	512,742	518,057

	10,501,557	10,749,628

LIABILITIES

Current
Accounts payable and accrued liabilities	137,157	85,937
Advances payable (note 6(c))	70,047	76,352

	207,204	162,289

SHAREHOLDERS' EQUITY

Share capital (note 5)	30,755,578	30,754,678
Contributed surplus	379,933	343,533
Deficit	(20,841,158)	(20,510,872)

	10,294,353	10,587,339

	10,501,557	10,749,628

NOTE 1 - NATURE OF OPERATIONS

Approved by the Directors:

“Matthew Wayrynen”	Director	“Louis Wolfin”	Director

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Operations and Deficit
(Unaudited - Prepared by Management)
	Three Months ended July 31,				Six Months ended July 31,
	2005		2004		2005		2004
	$		$		$		$
Revenue
Interest income		2,461		9,392		5,897		15,754

Expenses
Amortization		159		285		443		568
Consulting fees		10,020		10,082		20,020		17,885
Investor relations and shareholder information		23,089		27,793		39,426		46,243
Legal and accounting		14,922		2,146		51,612		15,092
Listing and filing fees		4,381		4,027		7,581		9,347
Management fees		22,500		22,500		45,000		45,000
Office and miscellaneous		17,137		41,528		34,921		60,688
Salaries and benefits		25,614		10,348		49,735		24,464
Stock-based compensation		-		-		36,400		-
Transfer agent fees		3,136		2,174		4,890		5,030
Travel		17,498		1,702		39,415		4,917

		138,456		122,584		329,443		229,233

Operating loss		(135,995)		(113,192)		(323,546)		(213,479)

Other items
Foreign exchange loss		(13,822)		(620)		(6,740)		(620)
Gain on sale of equipment		-		30		-		4,020

Loss for the period		(149,817)		(113,781)		(330,286)		(210,078)

Deficit, beginning of period		(20,691,341)		(19,728,350)		(20,510,872)		(19,632,053)

Deficit, end of period		(20,841,158)		(19,842,131)		(20,841,158)		(19,842,131)

Loss per share		($0.03)		($0.02)		($0.07)		($0.05)

Weighted average number of common shares outstanding		4,651,155		4,635,305		4,650,030		4,565,200

CORAL GOLD RESOURCES LTD.
Consolidated Interim Statements of Cash Flows
(Unaudited - Prepared by Management)
	Three Months ended July 31,				Six Months ended July 31,
	2005		2004		2005		2004
	$		$		$		$
Cash flows from (used in) operating activities

Loss for the period		(149,817)		(113,781)		(330,286)		(210,078)
Adjustments for items not involving cash:
- amortization		159		285		443		568
- stock based compensation		-		-		36,400		-

		(149,658)		(113,496)		(293,443)		(209,510)

Change in non-cash working capital:
- advances receivable		(7,779)		(31,499)		4,378		(5,331)
- prepaid expenses		(18,457)		4,726		(15,090)		4,726
- share subscription receivable		11,000		11,945		11,945		70,645
- accounts payable and accrued liabilities		59,673		(23,438)		51,220		(55,006)
- advances payable		(363)		(37,959)		(6,305)		(37,438)

		(105,584)		(189,721)		(247,295)		(231,914)

Cash flows from (used in) investing activities
Mineral properties acquisition and exploration expenditures incurred		(206,753)		(209,131)		(285,811)		(418,416)
Loan receivable		-		-		(33,000)		-
Decrease (increase) in reclamation deposit amounts		12,702		16,142		5,315		(1,618)

		(194,051)		(192,989)		(313,496)		(420,034)

Cash flows from financing activities
Issuance of shares for cash, net		900		51,224		900		1,097,664
Share subscriptions		-		-		-		(791,720)

		900		51,224		900		305,944

Net increase (decrease) in cash and cash equivalents		(298,735)		(331,486)		(559,891)		(346,004)

Cash and cash equivalents, beginning of period		1,210,990		2,552,638		1,472,146		2,567,156

Cash and cash equivalents, end of period		912,255		2,221,152		912,255		2,221,152

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

1.    Nature of Operations

These financial statements have been prepared on a going-concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company is in the process of exploring its mineral interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The continued operations of the Company and the recoverability of mineral property costs is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

The Company has incurred recurring operating losses which require additional funds to meet its obligations and maintain its operations. Management’s plan in this regard is to raise equity financing as required.

The Company is in the business of exploration of mineral properties and has not generated any operating revenues to date. The Company has positive working capital of $863,870 at July 31, 2005 (January 31, 2005: $1,469,909).

2.    Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions for the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited interim financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto for the fiscal year ended January 31, 2005. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three month period and six month period ended July 31, 2005 are not necessarily indicative of the results that can be expected for the year ended January 31, 2006.

3.    Comparative figures

Certain of the comparative figures for 2004 have been reclassified, where applicable, to confirm to the presentation adopted for the current year.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

4.    Mineral Properties

The following is a summary of mineral property expenditures for the six months ended July 31, 2005:

Balance, beginning of period		$8,472,255

Robertson Project
Assays	$15,652
Consulting	91,388
Drilling	108,535
Field supplies and other	7,889
Lease payments	45,317
Reclamation	15,669
Water analysis	1,361
Total expenditures for Robertson Project		285,811

Balance, end of period		$8,758,066

5.    Share Capital

(a) Authorized Unlimited common shares without par value

(b)	Issued

	2005		2004
	Shares	Amount	Shares	Amount

Balance, January 31,	4,648,905	$30,754,678	4,361,685	$29,646,238
Private placements	-	-	255,220	1,039,458
Exercise of warrants	-	-	1,600	4,960
Exercise of stock options	-	-	10,000	25,000
Share issuance costs	-	-	-	(22,984)

Balance, April 30,	4,648,905	30,754,678	4,628,505	30,692,672
Exercise of stock options	7,000	11,900	20,400	51,000
Cancelled shares	(2,500)	(11,000)	-	-

Balance, July 31,	4,653,405	$30,755,578	4,648,905	$30,743,672

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

5.    Share Capital (continued)

(c)	Share Purchase Warrants

A summary of share purchase warrants transactions for the year to date is as follows:

Number of Underlying Shares

Balance, January 31, 2005	975,501
Granted	-
Exercised	-

Balance, April 30, 2005	975,501
Granted	-
Exercised	-
Cancelled	(2,500)

Balance, July 31, 2005	973,001

As at July 31, 2005, the following share purchase warrants were outstanding:

Number of Underlying Shares	Exercise Price	Expiry Date

412,900	$3.10	October 12, 2005
204,425	$3.60	November 17, 2005
102,956	$3.90	December 19, 2005
104,380	$4.80	February 16, 2006
148,340	$5.50	February 17, 2006

973,501

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

5.    Share Capital (continued)

(d)	Stock Options

During the three months ended April 30, 2005, the Company granted 42,500 stock options to directors, officers and employees of the Company at an exercise price of $1.70 per share. These stock options vested immediately and expire over 5 years. The Company recorded a total of $36,400 for stock based compensation expense in the period.

During the three months ended July 31, 2005, there were no stock options granted by the Company.

A summary of the stock options granted and exercised at the period ended July 31, 2005 is as follows:

	Number of Options	Weighted Average Exercise Price

Balance, January 31, 2005	535,500	$1.91
Granted	42,500	1.70

Balance, April 30, 2005	578,000	$1.90
Exercised	(7,000)	$1.70

Balance, July 31, 2005	571,000	$1.90

The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-interest rate of 3.0%, dividend yield 0%, volatility of 101.41% and expected life of 3 years.

A summary of stock options outstanding and exercisable at the period ended July 31, 2005 is as follows:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price
$2.50	142,600	0.10	$2.50
$1.70	428,400	4.37	$1.70

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

6.     Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a)	During the six months ended July 31, 2005, the Company paid, or made provision for the future payment, of the following amounts to related parties:

i)	$92,006 (2004 - $46,490) for administrative expenses to a private Company beneficially owned by the Company and a number of other public companies related through common Directors;

ii)	$45,000 (2004 - $45,000) to a private company controlled by a director for management fees;

iii)	$15,000 (2004 - $15,000) in consulting fees to a private company owned by a director; and

iv)	$2,000 (2004 - $nil) in consulting fees to a private company owned by a director.

b)
Advances receivable include $28,003 (2004 - $28,003) due from a joint venture with common management and common directors and $31,427 (2004: $11,299) with two companies with common management and common directors.

c)
Advances payable include $19,333 (2004 - $12,658) due to Directors in regards to past directors’ fees; $32,540 (2004 - $32,540) due to a company with common management and common directors; and $18,174 to the private company that provides administrative services as disclosed in note 6(a)(i) above.

d)	An allowance in the amount of $209,840 has been accrued in respect of advances made to a company with common management.

e)	The loan receivable of $83,000 is due from a subsidiary of a related company that provides drilling services. The amount due is non-interest bearing, unsecured and due on demand.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

7.    Commitment

During the quarter, the Company arranged the purchase of 1,092,959 shares of Marcus Corporation (“Marcus”), representing 77% of the total issued shares of Marcus. Marcus is a non-reporting Nevada corporation, which owns the Marcus mining claims, consisting of 39 unpatented lode claims and two placer claims, and which comprise a portion of the Company’s Robertson Property. By acquiring Marcus, the Company will control Marcus, and own an indirect interest in the mining lease between the Company and Marcus, which provides for an annual advanced royalty to Marcus of US$12,000, and a 5% net smelter returns royalty up to a maximum payment of US$2.5 million. The mining lease with Marcus expires in 2007.

CORAL GOLD RESOURCES LTD.
Notes to Consolidated Interim Financial Statements
July 31, 2005
(Unaudited - Prepared by Management)

7.    Commitment (continued)

In consideration of the acquisition, the Company will issue one common share of the Company for every four (4) common shares of Marcus, for a total of 273,240 common shares of the Company. In addition, each tendering Marcus shareholder will receive a non-transferable share purchase warrant, permitting such shareholders to purchase one additional common share of the Company at an exercise price of $2.00 per share for a period of up to two years from the closing date of the acquisition, for every two (2) shares of the Company received on the share exchange.

The acquisition of Marcus will be subject to the receipt of all required regulatory approvals.

8.    Subsequent Events

A required reclamation bond in regards to mineral properties held in the state of Nevada has been reduced to $277,989, a reduction of $227,435 after review by the Bureau of Land Management for Nevada.

The Company has entered into a 12 month Investor Relations Agreement with Investor Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totaling $18,000 plus expenses.